Exhibit 13

JOSEPH STILWELL

26 Broadway, 23rd Floor

New York, New York 10004

(212) 269-5800

October 18, 2007

By Facsimile (310-551-5924) and Federal Express

Mitchell S. Karlan, M.D.

Chairman of the Board

SCPIE Holdings Inc.

1888 Century Park East

Los Angeles, California 90067

Dear Dr. Karlan:

Although I resigned from the board of directors on October 16, 2007, as a current beneficial holder of 8.97% of the outstanding shares of SCPIE Holdings Inc., I am extremely alarmed about what I believe are clearly false and misleading statements made by Company CEO, Donald Zuk during the October 17, 2007 conference call concerning the proposed acquisition of SKP. I was shocked as I heard his comments, and my alarm was confirmed after the Company filed the transcript containing those statements with the Securities and Exchange Commission. This letter is to request that the Company immediately issue a press release correcting these statements and make appropriate public filings to correct the record.

On October 16, 2007, the Company announced that it had agreed to be acquired by The Doctors Company for $28.00 per share in cash. I was present at the board meeting where the transaction was approved and had all the materials available concerning the competing offers for the Company. Yesterday, the Company initiated the conference call with the CEO (Donald Zuk) and CFO. The following is an excerpt from the transcript the Company filed with the SEC, the answers being given by Mr. Zuk:

Q: “Was there an offer in excess of $28?”

A: “No, there was no offer in excess of $28. . . .” [misidentified as Mr. Tschudy in transcript.]

Q: “So in other words, there may have been an offer in excess of $28 in stock now, but the Board decided that there was an uncertainty as to how that stock would (multiple speakers)”

A: “No, that is not correct. There was not an offer better than $28. That is not correct. The best offer was $28.” [Page 8 of Transcript.]

. . . . .

Mitchell S. Karlan, M.D.

October 18, 2007

Q: “. . . I think you mentioned that there were no official offers above 28, though at the same time you had a discussion whether or not you are willing to take stock in a deal. So my question is really your opinion of not wanting to take stock in a deal, did that kind of prevent anyone from making an offer above $28 with their stock, so was there almost an implied offer above $28? . . .”

A: “There were offers with stock, but you have to understand something that today’s offer is not what would be the price at closing. The 20 day moving average at the close of six to nine months would be what it is. And so you have to take that into consideration. What was used as of now or as the date the Board met and reviewed it was $28. . . .” [emphasis supplied; pages 11-12 of Transcript.]

As I referred to in my resignation letter, I believe it clear that there were superior offers. While the board may have valued non-cash offers differently, the questions above specifically relate to the face value of what was being offered as of the date of the board meeting and Mr. Zuk gave what I believe are clearly false statements.

Inasmuch as I am a former member of the board of directors, I am therefore bound from making certain disclosures of confidential information. Still working within those limitations, I cannot allow what I believe to be false and misleading information to be placed in the public record. Please clarify this matter immediately.

Sincerely,
/s/ Joseph Stilwell
Joseph Stilwell

Copies to:	Julian Kleindorfer, Esq., Latham & Watkins
Jeffrey Riedler, Esq.
Mary Kosterlitz, Esq. Securities and Exchange Commission